Exhibit (a)(23)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

                          GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH
RWE [LOGO]                                                          Opernplatz 1
One Group.                                                         D-45128 Essen
Multi Utilities.                                                        Germany

                                                                     5 June 2002


To holders of Innogy Shares resident in Australia, Canada or Japan who have not yet validly accepted the Offer

Dear Shareholder,

                 RECOMMENDED CASH OFFER FOR INNOGY HOLDINGS PLC

                  COMPULSORY ACQUISITION OF YOUR INNOGY SHARES

We refer to the Offer that we (GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH, a wholly-owned subsidiary of RWE AG) and (outside the United States) Merrill Lynch on our behalf, made on 28 March 2002, for the whole of the issued share capital (including Innogy Shares represented by Innogy
ADSs) of Innogy Holdings plc ("Innogy") and any further ordinary shares of Innogy which are unconditionally allotted or issued before the date on which the Offer closes.

The terms of the Offer are as set out in the Offer Document and provide for Innogy Shares to be acquired on the following basis:

                FOR EACH INNOGY SHARE     275 PENCE IN CASH

The Offer was declared wholly unconditional on 27 May 2002 and we have now acquired or contracted to acquire not less than nine-tenths in value of the Innogy Shares (including Innogy Shares represented by Innogy ADSs) to which the Offer relates.

Accordingly, pursuant to the provisions of sections 428 to 430F of the Companies Act 1985 (the "Act"), we now entitled to acquire, on the terms of the Offer, all of the outstanding Innogy Shares (including Innogy Shares represented by Innogy
ADSs) for which valid acceptances under the Offer have not yet been received. According to the records of the Receiving Agent, you have not validly accepted the Offer. You will find enclosed with this letter the statutory notice advising you that we now intend to exercise our right under section 429 of Companies Act 1985 to acquire compulsorily your Innogy Shares.

The statutory notice has the effect that, subject as stated therein, under the provisions of sections 428 to 430F of the Act, the Innogy Shares now held by you will be transferred to us at the expiry of six weeks from the date the attached notice. Upon such transfer you will be entitled to receive the consideration available to you under Offer. This consideration will be held and applied by Innogy in accordance with section 430 of the Act. You may then apply in writing (including with your application, if your Innogy Shares are in certificated form, presentation of your share certificate(s) or, if your Innogy Shares are in uncertificated form, proof of identification) to Innogy for the release of such consideration.

Innogy has applied to the UK Listing Authority to cancel the official listing of Innogy's ordinary shares with effect from 17 July 2002. Trading in Innogy ordinary shares on the London Stock Exchange will be discontinued with effect from the same date. It is expected that the listing of the Innogy ADSs will be cancelled with effect from same date.

YOU MAY NOT ACCEPT THE OFFER FROM AUSTRALIA, CANADA OR JAPAN. If you do not apply to the Court, and we have not acquired or contracted to acquire your Innogy Shares by 17 July 2002, your Innogy Shares will be acquired by us pursuant to and in accordance with Part XIIA of the Act on the basis of 275 pence in cash for each Innogy Share.

IF YOU HAVE ANY QUERIES REGARDING THIS LETTER, PLEASE CONTACT THE HELPLINE ON 0845 300 2527 (IF CALLING FROM THE UK), 866 867 1144 (IF CALLING FROM THE US) OR +44 20 7335 7287 (IF CALLING FROM ELSEWHERE).

                                Yours faithfully

            /s/ Richard Klein                    /s/ Klaus Sturany

    The Directors of GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH

The Offer is not made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of, a national securities exchange of, Australia, Canada or Japan. Accordingly any documents relating to the Offer (other than this letter) are not being, and must not be, mailed, forwarded or otherwise distributed or sent in, into or from Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia, Canada or Japan.

If you have already validly accepted the Offer in respect of all of your Innogy Shares, please ignore this letter and its enclosures.

If you have sold or otherwise transferred all your Innogy Shares, please send this letter, together with the accompanying statutory notice, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan.

Words or expressions defined in the offer document dated 28 March 2002 ("Offer Document") have the same meanings (save where the context otherwise requires) in this letter.


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